EXHIBIT 99.1

Public Prosecutor Recommends Volvo to be Dismissed in Mont Blanc Trial

GOTEBORG, Sweden, April 22, 2005 (PRIMEZONE) -- The State Prosecutor today recommended to find Volvo not guilty in the Mount Blanc trial. Volvo acknowledges the State Prosecutor's position and is awaiting the Court's decision.

Volvo Truck Corporation has provided the court with thorough explanations as its contribution to allow the truth concerning the Mont Blanc Tunnel disaster to emerge.

"We at Volvo Truck Corporation are impressed with the professionalism and care with which the proceedings have been handled and led", Lars Lidman, Senior Vice President and General Counsel Volvo Truck Corporation said at the close of today's hearing.

"In respect and deepest sympathy towards the victims' families and close ones, we are pleased that many questions have finally been answered. We remain convinced that the fire was not started as a result of a design or manufacturing error in the Volvo Truck," Lars Lidman continued. "However although the prosecutor's positive statement today has underlined our belief, we realise it is up to the court to decide on the final outcome."

Volvo Truck Corporation will continue to support the course of justice and hopes the learnings from this trial will lead to the improvement of safety measures in tunnels and regarding road traffic throughout Europe.

Truck Corporation is one of sixteen parties charged in the criminal trial which started on 31 January 2005, investigating the fire in the Mont Blanc Tunnel on 24 March 1999. Volvo confirms that there have never been any manufacturing defects associated with the Volvo Truck Model FH12-420hp, which was involved in the fire and that the FH12 is one of the company's most reliable and successful trucks.

April 22, 2005

 For further information, please contact:
 Claes Claeson, +46 31 663908 or +46 708 36 39 08

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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